Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended April 30, 2018

The financial information of Itaú CorpBanca as of and for the month ended April 30, 2018 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONDENSED CONSOLIDATED BALANCE SHEET

In Ch$ million	Apr'18

Total Loans	20,757,945
Total Assets	28,877,262

Current accounts and demand deposits	4,282,427
Time deposits and savings accounts	10,074,325
Borrowings from financial institutions	2,276,551
Debt issued	5,828,308

Total Equity	3,464,947
Equity attributable to shareholders	3,242,001
Non-controlling interest	222,946

YTD CONSOLIDATED INCOME STATEMENT

In Ch$ million	4M'18

Net operating profit before loan losses	379,147
Provisions for loan losses	(72,912)
Operating expenses	(246,815)
Operating income	59,420
Income from investments in associates and other companies	1,451
Income before taxes	60,871
Income tax expense	(3,361)
Income from ordinary activities	57,510
Income from discontinued operations	-
Net income	47,510
Net income attributable to shareholders	57,134
Non-controlling interest	376

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Jonathan Covarrubias Hernández	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer